SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobrás Centrais Elétricas Brasileiras S.A.

DIRETORIA EXECUTIVA

REGIMENTO INTERNO

Aprovado pela RES-003/93, de 19.01.93, e revisado pela RES 447/93, de 25.11.93.

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Centrais Elétricas Brasileiras S.a. – ELETROBRÁS

Diretoria Executiva

Regimento Interno

CAPÍTULO I

Do Objeto, Composição e Competência

Art. 1   A Diretoria Executiva, abreviadamente DEE, é um órgão colegiado que exerce os poderes de direção-geral da Empresa, de acordo com as diretrizes fixadas pelo Conselho de Administração-CAE (Art. 25 do Estatuto).

Art. 2   A Diretoria Executiva compõe-se de um Presidente, nomeado por decreto do Presidente da República, e de três a cinco Diretores eleitos pela Assembléia Geral dos acionistas, todos, obrigatoriamente, brasileiros, sempre se reunindo e deliberando com a presença da maioria de seus membros.

Art. 3   O Presidente tomará posse perante o Ministro de Minas e Energia, assinando o respectivo termo em livro próprio.

Art. 4  Os Diretores serão investidos nos seus cargos mediante assinatura de termo de posse no livro de atas de reuniões da Diretoria Executiva.

            Parágrafo 1º   Se o termo de posse não for assinado nos 30 (trinta) dias seguintes à nomeação ou eleição, esta tornar-se-á sem efeito, salvo justificação aceita pelo Ministro de Minas e Energia quanto ao Presidente, ou pela Diretoria Executiva quanto aos Diretores.

            Parágrafo 2º   Os membros da Diretoria Executiva, ao tomarem posse, deverão apresentar, ao Secretário-Geral, os seguintes documentos, em cumprimento à legislação de regência:

a)     cópia xerox autenticada da carteira de identidade;

b)     cópia xerox autenticada do CPF;

c)     “curriculum vitae” atualizado e assinado;

d)     declaração de bens (no início e ao término da gestão);

e)     declaração de desimpedimento.

Art. 5   Compete à Diretoria Executiva, especialmente:

a)    propor ao Conselho de Administração as diretrizes fundamentais de organização administrativa que devam ser por este examinadas, aprovadas e expedidas;

b)   administrar a ELETROBRÁS e tomar as providências adequadas à fiel execução das diretrizes e deliberações do CAE;

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c)       estabelecer normas administrativas, técnicas, financeiras e contábeis para a ELETROBRÁS;

d)      elaborar os orçamentos da ELETROBRÁS;

e)      aprovar as alterações na estrutura de organização da ELETROBRÁS, até o nível sob sua subordinação;

f)        aprovar planos que disponham sobre admissão, carreira, acesso, vantagens e regime disciplinar para os empregados da ELETROBRÁS;

g)      aprovar os nomes indicados pelos Diretores para preenchimento dos cargos que lhes são diretamente subordinados;

h)      pronunciar-se nos casos de admissão, elogio, punição, transferência e demissão dos empregados subordinados diretamente aos Diretores;

i)        delegar autoridade aos Diretores para decidirem, isoladamente, sobre questões incluídas nas atribuições da DEE;

j)        delegar poderes a Diretores e empregados para autorização de despesas, estabelecendo limites e condições;

l)     elaborar, em cada exercício, o balanço patrimonial da ELETROBRÁS, a demonstração dos lucros ou prejuízos acumulados, a demonstração do resultado do exercício, a demonstração das origens e aplicações de recursos, a proposta de distribuição dos dividendos e de aplicação dos valores excedentes, para serem submetidos à apreciação do CAE e do Conselho Fiscal, e ao exame e deliberação da Assembléia Geral;

m)     elaborar os planos de emissão de debêntures, para serem apreciados pelo CAE e submetidos à Assembléia Geral;

n)      estabelecer normas administrativas, técnicas, financeiras e contábeis para as subsidiárias ou entidades das quais a ELETROBRÁS participe majoritariamente;

o)      controlar as atividades das empresas subsidiárias e entidades das quais a ELETROBRÁS participe majoritariamente;

p)    designar representante da ELETROBRÁS nas Assembléias das empresas das quais participe como acionista, expedindo instruções para sua atuação;

q)    decidir sobre a indicação dos auditores independentes das subsidiárias;

r)     opinar sobre concessões de geração térmica elétrica requeridas ao Departamento Nacional de Águas e Energia Elétrica – DNAEE, do Ministério de Minas e Energia, inclusive quanto à adequação técnica, econômica e financeira de projetos de usinas nuclelétricas aos sistemas de concessionárias de serviço público de energia elétrica;

s)    conceder empréstimos, a curto prazo, a empresas concessionárias do serviço público de energia elétrica;

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CAPÍTULO II

Das Reuniões

Art. 6   A Diretoria Executiva reunir-se-á ordinariamente uma vez por semana em data e hora fixada pelo Presidente.

            Parágrafo 1º   Compete ao Secretário-Geral informar dia e hora das reuniões aos membros da Diretoria Executiva e demais interessados.

Art. 7   Qualquer reunião da Diretoria Executiva poderá ter caráter sigiloso, no todo ou em parte, se, a critério do Presidente, houver assuntos cuja natureza assim o aconselhe, inclusive no que respeita à divulgação das decisões tomadas.

Art. 8   Além dos membros da Diretoria Executiva, comparecerão às reuniões, sem direito a voto:

a)           O Chefe de Gabinete da Presidência;

b)           O Secretário-Geral;

c)           O Consultor-Jurídico Geral;

d)           Os empregados da ELETROBRÁS especialmente convocados, mediante autorização do Presidente.

Art. 9   Compete ao Secretário-Geral organizar a pauta de cada reunião, de acordo com os assuntos a ele  encaminhados.

            Parágrafo único: A pauta será sempre iniciada pelos assuntos da Presidência, seguindo-se as matérias das Diretorias.

Art. 10   Cada Diretor deverá designar, dentre seus assistentes, o responsável pela remessa do material ao Secretário-Geral, através do qual serão feitos todos os contatos de parte a parte, sempre que for necessário esclarecer qualquer ponto referente à matéria apresentada, à ordem do dia das reuniões da Diretoria Executiva, bem como inclusão e exclusão de assuntos.

Art.11  As Diretorias deverão remeter ao Secretário-Geral, irrevogavelmente, até 72 horas antes da reunião, as matérias que serão submetidas à DEE.

            Parágrafo único: Somente serão admitidas matérias extra-pauta, quando se tratar de assunto urgente e inadiável, devendo o material ser encaminhado ao Secretário-Geral que o submeterá, previamente, ao conhecimento do Presidente.

Art.12  Elaborada a pauta dos trabalhos, o Secretário-Geral distribuirá cópias da mesma às pessoas interessadas, até 24 horas antes do início de cada reunião.

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Art.13  Os expedientes relativos aos assuntos constantes da ordem do dia, em poder do Secretário-Geral, serão por ele levados ao plenário e distribuídos aos respectivos relatores no início dos trabalhos da reunião.

Art.14  Os trabalhos das reuniões da Diretoria Executiva serão secretariados pelo Secretário-Geral.

Art.15  Compete ao Secretário-Geral:

a)               fornecer aos membros da Diretoria Executiva, quando solicitados, cópias dos documentos constantes dos processos e expedientes indicados na pauta;

b)               elaborar as resoluções referentes às matérias decididas em plenário;

c)               executar os trabalhos necessários à elaboração, reprodução e divulgação dos atos resultantes das reuniões;

d)               redigir e lançar em livro próprio as atas das reuniões;

e)               elaborar os expedientes necessários ao cumprimento das resoluções da Diretoria, encaminhando-as aos órgãos e entidades interessados.

CAPÍTULO III

Da Ordem dos Trabalhos

Art.16  As reuniões serão dirigidas pelo Presidente, que orientará os debates e as decisões, cabendo-lhes ainda:

a)               abrir, suspender e encerrar os trabalhos;

b)               decidir questões de ordem e eventuais reclamações;

c)               colocar em votação os assuntos discutidos e anunciar a decisão tomada em plenário;

d)               autorizar o comparecimento de empregados às reuniões;

e)               autorizar a discussão de assuntos não incluídos na ordem do dia.

Art.17  Os Diretores serão relatores naturais dos assuntos relativos às respectivas áreas.

            Parágrafo único: As matérias da Presidência serão expostas pelo Presidente.

Art.18  Na ausência de um Diretor, as matérias de sua área serão relatadas por outro Diretor designado pelo Presidente.

Art.19  O Presidente poderá designar relatores especiais para determinados assuntos a serem discutidos, sempre que julgar conveniente.

Art.20  Durante a discussão das matérias em pauta, os Diretores poderão pedir a palavra para:

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a)               propor providências destinadas à perfeita instrução do assunto em debate;

b)               requerer urgência ou preferência para discussão e votação de determinado assunto;

c)               solicitar, através do Presidente, o comparecimento de titular de chefia ou empregado da Empresa que deva ser ouvido pelo plenário para melhor esclarecimento de assunto em debate;

d)               propor o adiamento da discussão de assunto da ordem do dia, ou sua retirada de pauta;

e)               solicitar vista dos documentos em discussão.

Art.21  Os debates sobre cada tema em exame deverão, preferencialmente, ser simples e diretos, cabendo ao Presidente a respectiva moderação, de modo a manter-se a máxima objetividade.

Art.22  As decisões da Diretoria serão tomadas por maioria de votos, cabendo ao Presidente, além do voto pessoal, o de desempate.

            Parágrafo 1º   Os votos serão ostensivos e orais, salvo se dados em separado, quando serão obrigatoriamente escritos, e registrados em ata.

            Parágrafo 2º   Em casos especiais, qualquer membro da Diretoria Executiva poderá fazer constar em ata que se absteve de votar.

CAPÍTULO IV

Das Matérias Objeto de Apreciação pela DEE

Art.23  Os assuntos a serem apreciados pela Diretoria Executiva deverão ser encaminhados ao Secretário-Geral, por meio de documento designado: “RELATÓRIO À DIRETORIA EXECUTIVA”, numerado, datado e assinado pelo Diretor proponente, que conterá, obrigatoriamente, a indicação precisa do assunto histórico, justificativa e proposição e será sempre acompanhado dos originais de minuta de Resolução, bem como de todos os elementos e dados técnicos, pareceres jurídicos, minutas de contratos convênios etc., indispensáveis à correta elaboração das decisões tomadas pelo colegiado.

Art.24  Os processos que envolvam dispensa ou inexigibilidade de licitação, conforme disposto na Lei nº8.666, de 21.05.93, e regulamentos internos da Centrais Elétricas Brasileiras S.A. – ELETROBRÁS e empresas controladas, e aqueles relativos a pleitos de fornecedores de bens e serviços relacionados com desequilíbrio econômico-financeiro de contratos, somente serão apreciados pela Diretoria Executiva, quando acompanhados de parecer técnico da área responsável e de parecer, conclusivo, do órgão jurídico da Empresa, de forma a ser atestada a viabilidade e legalidade do ato.

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Art.25  Cabe ao Secretário-Geral elaborar ou dar forma final aos atos decisórios e expedientes decorrentes de decisões da Diretoria Executiva, e, quando for o caso, submeter previamente ao Presidente e aos Diretores minuta que lhe pareça mais conveniente, tendo em vista a legislação e os regulamentos vigentes, inclusive o presente Regimento.

CAPÍTULO V

Dos Procedimentos Administrativos

Art.26  As sessões plenas do Colegiado serão sempre designadas por REUNIÃO DA DIRETORIA EXECUTIVA.

Art.27  A Diretoria Executiva (colegiada) expressará formalmente as decisões sobre os assuntos de sua competência através de documento denominado RESOLUÇÃO, abreviadamente RES.

Art.28  As Resoluções terão forma simples e objetiva, de modo a facilitar seu pleno entendimento.

Art.29  As reuniões da Diretoria Executiva serão numeradas em seqüência.

Art.30  As Resoluções serão numeradas por exercício, em seqüência por reunião, delas constando o número e a data da reunião e o número do processo relativo ao assunto tratado.

Art.31  As Resoluções serão divulgadas como atos da Diretoria Plena, devendo ser iniciadas com os dizeres: “A Diretoria Executiva da Centrais Elétricas S.A. – ELETROBRÁS, no uso de suas atribuições, fundamentada nos termos do Relatório à Diretoria de nº.., datado de ..., RESOLVEU:...”, com indicação do relator da matéria, e serão assinadas pelo Secretário-Geral.

Art.32  Das reuniões da Diretoria Executiva serão lavradas atas resumidas ou circunstanciadas, conforme determinar o Presidente, delas constando o número, data e hora de início, local e nomes dos membros da Diretoria presentes, com transcrição, em inteiro teor, das resoluções tomadas e outros assuntos discutidos, especialmente comunicações relevantes.

Art.33  As atas serão lançadas em livro próprio, sendo assinadas por todos os membros da Diretoria Executiva presentes à reunião e pelo Secretário-Geral.

Art.34  O Secretário-Geral, dentro do prazo legal, colocará à disposição dos membros em exercício, do Conselho Fiscal, cópias das decisões tomadas pela Diretoria em suas reuniões.

Art.35  O Secretário-Geral emitirá cópias autênticas das atas das reuniões da Diretoria Executiva e as remeterá a cada membro do Colegiado.

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CAPÍTULO VI

Disposições Gerais

Art.36  No caso de impedimento temporário, licença ou férias de qualquer membro da Diretoria Executiva, a sua substituição processar-se-á pela forma determinada por seus pares, não podendo, no entanto, ser escolhida pessoa estranha à ELETROBRÁS.

Art.37  No caso de impedimento temporário, licença ou férias, o Secretário-Geral será substituído pelo Chefe de Gabinete da Presidência.

Art.38  As férias remuneradas dos membros da Diretoria Executiva terão a duração de 30 (trinta) dias e serão gozados em períodos a serem fixados, como segue:

a)               pelo Ministro de Minas e Energia, quando se tratar de Presidente;

b)               pela Diretoria Executiva, quando se tratar de Diretor.

Parágrafo único: Fica vedado o pagamento de férias em dinheiro, mesmo a Diretor-empregado (Resolução nº 410/79 da Diretoria Executiva).

Art.39  As modificações do presente regimento serão de competência da Diretoria Executiva, mediante proposta de um dos seus membros.

Art.40  Os casos omissos no presente regimento serão resolvidos pelo Presidente, mediante proposta de um Diretor ou do Secretário-Geral, devendo, oportunamente, se for o caso, ser incorporado ao respectivo texto”.

                                                Rio de Janeiro, 25 de novembro de 1993.

JOSÉ LUIZ ALQUÉRES                                                        MARCOS JOSÉ MARQUES

            Presidente                                                                                         Diretor

RUDERICO FERRAZ PIMENTEL                                         MAURO FERNANDO OROFINO CAMPOS

            Diretor                                                                                               Diretor

MÁRIO FERNANDO DE MELO SANTOS                            LUIZ OSCAR RODRIGUES DE MELO

            Diretor                                                                                               Secretário-Geral

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.